December 20, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Fetterolf and Donald Field

RE:	EzFill Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-275761)

Request for Acceleration of Effective Date
Requested Date: Friday, December 20, 2024
Requested Time: 5:00 p.m. Eastern Time (US)

Messrs. Fetterolf and Field:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as a representative of the several underwriters, hereby join in the request of EzFill Holdings, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time (US), on Friday, December 20, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus to underwriters, dealers, institutions, and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representative of the several underwriters, has complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

THINKEQUITY LLC

By:	/s/ Kevin Mangan
Name:	Kevin Mangan
Title:	Managing Director, Head of Equity Syndicate